SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Prospectus, dated February 16, 2009, for the merger of Telefónica Data Argentina S.A. into Telefónica de Argentina S.A.

Item 1

Telefónica de Argentina S.A.

PROSPECTUS FOR THE MERGER OF TELEFONICA DATA ARGENTINA S.A. INTO TELEFONICA DE ARGENTINA S. A.
(summarized version for publication)

This prospectus dated February 16th, 2009, (hereinafter referred to as “the PROSPECTUS”) has been drawn up by the Board of Directors of Telefónica de Argentina S.A. (hereinafter referred to as TASA) pursuant to the provisions of Resolution No. 368/01 of the Comisión Nacional de Valores [Argentine SEC], Law 19,550 as amended, sections 77 and 78 of Income Tax Law, Section 105 and subsequent sections of its regulatory decree, and other rules applicable thereto.

The Boards of Directors of TASA and TELEFONICA DATA ARGENTINA S.A. (hereinafter referred to as DATA), in the meetings they held on February 16th, 2009, approved the relevant Prior Merger Commitment, also dated February 16th, 2009; the financial statements of TASA as of December 31st, 2008; the financial statements of DATA as of December 31st, 2008; the Special Consolidated Balance Sheet of the Merger as of December 31st, 2008; and resolved to submit to the shareholders a proposal for approval of the merger of DATA into TASA, as per the method suggested by the relevant Boards of Directors, by convening the relevant Special Shareholders’ Meetings for April 20th, 2009, in order to transact the following items, without limitation, on the Agenda:

1.	Consideration of the merger of Telefónica Data Argentina S.A. into Telefónica de Argentina S.A.

2.	Consideration of the Financial Statements of Telefónica de Argentina S.A. as of December 31st, 2008.

3.	Consideration of the Financial Statements of Telefónica Data Argentina S.A. as of December 31st, 2008.

4.	Consideration of the Special Consolidated Balance Sheet of the Merger as of December 31st, 2008.

5.	Consideration of the Prior Merger Commitment and authorization to sign the Final Merger Agreement.

The date of this Prospectus is February 16th, 2009.

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Telefónica de Argentina S.A.

1. MAIN FEATURES OF THE MERGER

There follows a summary of the main features of the merger suggested by the Directors of TASA and DATA to the shareholders.

Reorganization Type:
Merger

Amalgamation Successor Company:
Telefónica de Argentina S.A. (TASA).

Amalgamation Taken-over Company:
Telefónica Data Argentina S.A. (DATA).

Date of Prior Merger Commitment:
February 16th, 2009.

Date of Financial Statements of TASA and DATA:
December 31st, 2008.

Date of Special Consolidated Balance Sheet of the Merger:
December 31st, 2008.

Peso (AR$)-denominated Shareholders’ Equity as of December 31st, 2008:
DATA: 236,168,082
TASA: 2,538,505,777

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Telefónica de Argentina S.A.

Exchange Relationship:
Considering that TASA’s controlling interest in DATA is 100%, no share exchange relationship is to be established on account of the merger, and, therefore, there will be no capital stock increase for TASA due to the merger.

Date of Corporate Reorganization:
The reorganization will be effective as from January 1st, 2009.

Date of TASA’s Special Shareholders’ Meeting:
April 20th, 2009.

Date of DATA’s Special Shareholders’ Meeting:
April 20th, 2009.

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Telefónica de Argentina S.A.

2. COMPANIES TAKING PART IN THE MERGER

TASA and DATA are companies duly organized under the Argentine laws, validly existing and registered with the Inspección General de Justicia [National Corporation Office] of the City of Buenos Aires.

DATA was organized in Argentina as a Corporation [Sociedad Anónima under the Argentine legislation] for a term of 99 years under the name of TX-DX Argentina Comunicaciones S.A., and was registered with the Inspección General de Justicia on May 12, 1997, under No. 4771, Book 121, Volume “A” of Corporations. The change of the corporate name to ADVANCE TELECOMUNICACIONES S.A. was registered with the Inspección General de Justicia, under No. 11,011 of Book 122, Volume “A” of Stock Company, on September 29th, 1997.  Furthermore, the current corporate name TELEFONICA DATA ARGENTINA S.A. was registered with the Inspección General de Justicia on April 11th, 2002.

TASA was organized in Argentina as a Corporation [Sociedad Anónima under the Argentine legislation] for a term of 99 years, and was registered with the Inspección General de Justicia, under No. 4535, Book 108, Volume “A” of Stock Companies, on July 13th, 1990.

DATA is a company under the control of TASA, which owns 100% of the block of shares.

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Telefónica de Argentina S.A.

3. EXPLANATION OF THE REASONS BEHIND THE MERGER

After having reviewed the possible advantages of the merger, the Directors of the companies taking part in the merger resolved to suggest the merger of DATA into TASA to their shareholders.
In the meeting held thereby on February 16th, 2009, the Board of Directors of DATA unanimously resolved to convene a Special Shareholders’ Meeting for April 20th, 2009, so as to consider the merger of DATA into TASA, as per the terms of the Prior Merger Commitment, passed that February 16th, 2009, and attached hereto in the form of EXHIBIT A.  In turn, TASA, by means of Minutes of Board of Directors’ Meeting dated February 16th, 2009, has set forth that the items on the Agenda to be transacted on the Special Shareholders’ Meeting convened for April 20th, 2009, shall include, without limitation, consideration of the aforementioned merger.

Note that the fact that TASA has a 100% controlling interest in DATA was one of the circumstances taken into account.

Furthermore, it is worth mentioning that the merger will help centralize the companies’ business management within a single corporate organization, that is, standardize and coordinate management of merged activities, allowing due planning and preventing duplication of expenses with a lesser impact of fixed costs. Furthermore, this also will help improve business management, technical operations, customer care services, streamline sales actions and develop synergy between:

➢	Economies of scale resulting from the integration of the telecommunications networks of the companies being merged;

➢	Improvement of supplier engagement conditions;

➢	Saving of costs related to business activity amalgamation;

➢	Reduction of time required to develop a market for new goods and services which would translate to greater customer satisfaction;

➢	An increase in strategic, operational and financial flexibility of corporate business; and

➢	Creation of a more convenient business structure for tax purposes.

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Telefónica de Argentina S.A.

4. EQUITY, ECONOMIC AND FINANCIAL IMPACT ON THE AMALGAMATION SUCCESSOR COMPANY

Accounting Information:

In compliance with the provisions of the Business Company Law and other rules applicable to this matter, TASA and DATA prepared the following financial statements: i) Financial Statements of DATA as of December 31st, 2008; ii) Financial Statements of TASA as of December 31st, 2008; and iii) Special Consolidated Balance Sheet of the Merger as of December 31st, 2008.  The financial statements have been prepared by the relevant business managers of the companies taking part in the merger, as per the statutory and regulatory rules applicable thereto, and are accompanied, in each case, by the relevant report issued by the Statutory Committee.
Such financial statements and Special Consolidated Balance Sheet of the Merger are intended to show the financial position of DATA and TASA as of December 31st, 2008, before and after the merger.

Capital Stock:

As a result of the merger of the entire shareholders’ equity of DATA into TASA, and considering that TASA holds 100% of the shares of DATA, no increase will apply to TASA’s capital stock. Hence, TASA will not issue any share in order to increase or decrease capital stock pursuant to the provisions of Sections 220 and 221 of Law 19,550.

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Telefónica de Argentina S.A.

5. MERGER PROPOSAL

5.1. Prior Merger Commitment

Structure:

Pursuant to the resolution adopted by the Directors of DATA and TASA in the relevant meetings they held on February 16th, 2009, the companies taking part in the merger have decided to submit to their shareholders a proposal for approval of the merger of DATA into TASA.

The merger will embrace every DATA’s activity, credit, brand, right, and obligation.

DATA’s capital stock amounts to AR$ 325,689,362, represented by 3,256,893 registered common shares of stock, AR$ 100 par value each and entitled to 1 vote per share. Given that the amalgamation successor company has a controlling interest of 100% in DATA, TASA does not increase its capital stock.

The aforementioned merger will be implemented pursuant to the terms of the Prior Merger Commitment entered into by DATA and TASA on February 16th, 2009, identified as Exhibit A to this Prospectus.

The financial statements prepared for the purposes of this merger, that is: i) Financial Statements of DATA as of December 31st, 2008; ii) Financial Statements of TASA as of December 31st, 2008; and iii) Special Consolidated Balance Sheet of the Merger as of December 31st, 2008, have been prepared on standardized bases and identical appraisal criteria approved by the relevant Boards of Directors.

Exchange Relationship:

Considering that TASA’s controlling interest in DATA is 100%, no share exchange relationship is to be established on account of the merger, and, therefore, there will be no capital stock increase for TASA due to the merger.

5.2 Merger Impacts

Effective Date of Corporate Reorganization:

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Telefónica de Argentina S.A.

The reorganization will be effective as from January 1st, 2009.  Any transaction carried out by DATA thereafter and prior to corporate reorganization completion will be deemed to be carried out on account and by order of TASA.

Date Merger Becomes Enforceable:

This merger will become enforceable upon approval thereof by the shareholders of the companies taking part in the merger and the pertinent regulatory agencies (Comisión Nacional de Valores, Inspección General de Justicia and Buenos Aires Stock Exchange) and registration thereof with the relevant registries.

TASA’s By-laws:

TASA will not change its corporate purpose and will be the legal-economic successor as to the assets to be transferred by virtue of this merger process.

Value of DATA’s Assets:

DATA’s assets will be transferred as per the book value thereof.

Taxes:

This merger process is executed free of taxes and pursuant to the terms and conditions of Sections 77 and 78 of Income Tax Law, and Section 105 and subsequent sections of its regulatory decree, being then entitled to the benefits foreseen in the aforementioned rules.

Merger-related Expenses:

The parties have agreed that any expenses incurred thereby and any payment commitments undertaken thereby prior to the execution of the Prior Merger Commitment, which expenses/payment commitments they are to bear until merger completion, will be fully borne by TASA.

6. INFORMATION MADE AVAILABLE TO THE SHAREHOLDERS

Any amendment to the information contained in this Prospectus will be immediately posted on the Buenos Aires Stock Exchange Bulletin.

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Telefónica de Argentina S.A.

Copies of this Prospectus, Prior Merger Commitment and Attached Balance Sheets will be made available to the shareholders of Telefónica de Argentina S.A. and Telefónica Data Argentina S.A., 10 calendar days in advance of the date of Shareholders’ Meetings that will transact the merger (convened for April 20th, 2009) at Ingeniero Butty 240, 15th floor, attention of Pablo Luis Llauró (54 11 5321-1834), Belén Wagener (5411 5321-1837) and Mariano Rodríguez (54 11 5321-1835); and at Avenida Ingeniero Huergo 723, 5th floor, attention of Irene Bertuzzi (5411 4332-3857).

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Telefónica de Argentina S.A.

EXHIBITS:

EXHIBIT A:
Prior Merger Commitment passed on February 16th, 2009.  (The prior commitment also includes the financial statements attached hereto in the form of Exhibits B, C, and D.)

EXHIBIT B:
Financial Statements of DATA as of December 31st, 2008.

EXHIBIT C:
Financial Statements of TASA as of December 31st, 2008.

EXHIBIT D: Special Consolidated Balance Sheet of the Merger as of December 31st, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	March 31, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel